news release

Zi Announces Nintendo Deployment of Decuma Korean for Use in Nintendo DS Portable Video Game System

Decuma Korean Handwriting Recognition Software Now Available for Licensing by OEMs

CALGARY, AB, May 9, 2007 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that its handwriting recognition software, Decuma® Korean, has been deployed by Nintendo for use with its Nintendo DS™ handheld video game system, which was launched in Korea earlier this year. The handwriting recognition software was included in two best-selling game titles, "Brain Age™: Train Your Brain in Minutes a Day" and an English-language training game.

Decuma Korean handwriting recognition software is now available for licensing by OEMs.

"We are pleased to expand our product offering for Decuma, while helping Nintendo sell the highly successful Nintendo DS in the Korean market," said Milos Djokovic, President and CEO, Zi Corporation. "Nintendo DS delivers cutting-edge portable games for fans of any genre and Decuma enhances the experience in games featuring handwriting recognition."

Zi had first announced its licensing agreement with Nintendo Co., Ltd. for Decuma in October 2005, which was deployed in Japan and Europe. Decuma was selected as the handwriting recognition technology for Nintendo DS based on the technology’s market proven reliability and performance, delivering the speed and accuracy necessary for avid game players.

In November of 2006, Zi also announced that it had signed a licensing agreement with Nintendo Co., Ltd. to embed Zi eZiText® predictive text input technology into Nintendo’s new Wii video games console, which was launched in North America, Japan and Europe late last year.

Nintendo DS was the top-selling gaming device during 2006, according to US figures from NPD Group.

About Nintendo Co., Ltd.

The worldwide leader and innovator in the creation of interactive entertainment, Nintendo Co., Ltd., of Kyoto, Japan, manufactures and markets hardware and software for its popular home and portable video game systems. For more information about Nintendo, visit the company’s website at www.nintendo.com.

Intelligent Interface Solutions

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; joyZtick™ for text input on any device; Decuma for predictive pen-input handwriting recognition; and the Qix™ search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi’s OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation’s significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation’s ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation’s filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, joyZtick, Decuma and Qix are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

BCS PR
Brian Dolby / Emma Tagg
brian@bcspr.co.uk / emma@bcspr.co.uk
+44 (0) 115 948 6901

Allen & Caron Inc.
Jill Bertotti
jill@allencaron.com
+1 (949) 474 4300

Intelligent Interface Solutions